

16014708

S ... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43940

FACING PAGE

Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** AND ENDING **12/31/15**

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

CRT Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive

Stamford **CT** **06902**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert K. Tuite **(203) 569-4513**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

757 Third Avenue

New York NY 10017

CHECK ONE:

- x Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

AFFIRMATION

I, **Robert K. Tuite**, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to CRT Capital Group LLC and its subsidiary (the "Company"), as of December 31, 2015 and for the year then ended, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert K. Tuite
Chief Financial Officer
March 8, 2016

Notary Public


STEFANIA A MAGNANO
Notary Public
Connecticut
My Commission Expires Sep 30, 2017

CRT Capital Group LLC
(SEC I.D. No 8-43940)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to 17a-5(e)(3) as a Public Document

 Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
CRT Capital Group LLC

We have audited the accompanying consolidated statement of financial condition of CRT Capital Group LLC (a Delaware limited liability company) and its subsidiary (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the financial position of CRT Capital Group LLC and its subsidiary as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 8, 2016

CRT CAPITAL GROUP LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(In thousands)

ASSETS

ASSETS:		
Cash	$	26,470
Restricted cash		1,771
Cash segregated under federal and other regulations		515
Receivable from customers		71
Receivable from brokers, dealers and clearing organizations		13,395
Receivable from Parent and affiliate		5,852
Securities owned, at fair value		18,773
Derivative financial instruments, at fair value		2,010
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $18,200)		2,582
Goodwill and other intangible assets		16,651
Other assets		6,939
Total assets	$	95,029

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Payable to customers	$	217
Payable to brokers, dealers and clearing organizations		1,917
Securities sold, not yet purchased, at fair value		5,459
Derivative financial instruments, at fair value		3,454
Accounts payable, accrued expenses and other liabilities		25,708
Total liabilities		36,755
MEMBER'S CAPITAL		58,274
Total liabilities and member's capital	$	95,029

See accompanying notes to Consolidated Statement of Financial Condition.

(In thousands, except unit data)

1. ORGANIZATION

CRT Capital Group LLC ("CRT Capital"), together with its wholly owned subsidiary, CRT Capital Cayman Limited ("CRTCCL"), (the "Company"), is a wholly-owned subsidiary of CRT Greenwich LLC (the "Parent"). CRT Capital is a broker-dealer organized as a Delaware limited liability company. The Parent is majority owned by funds managed by Aquiline Capital Partners, LLC, a New York-based private equity firm.

The Company provides trade execution and in-depth research services to institutional clients covering a variety of products including U.S. treasury securities, credit products and equities. The Company may act as principal, agent or riskless principal in securities transactions and also makes markets in certain equity securities. The Company also provides investment banking services including securities underwriting and advisory services.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market, NYSE Arca, the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation. The Company is a registered broker-dealer in all fifty states. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis.

In March 2015, the Company exited its Securitized Products sales and trading operations.

On April 17, 2015, the Company consummated the acquisition of the Institutional Equities (sales, trading and research) business of Sterne Agee Group Inc. (the "IE Business"). The acquisition of the IE Business was for cash consideration and was accounted for as a business combination under ASC Topic 805. The estimated fair value of tangible and intangible assets acquired were allocated primarily to customer relationships of $3,700, employee loans of $2,173, fixed assets of $581, and trade name and goodwill of $2,300. Liabilities related to accrued compensation assumed by the Company totaled $723.

In December 2015, the Company exited its U.S. Treasury Matchbook trading operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). These principles require management to make certain estimates and assumptions that may affect the reported amounts of consolidated assets and consolidated liabilities, the disclosure of contingent consolidated assets and consolidated liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates. The significant estimates included in the accompanying Consolidated Statement of Financial Condition are primarily related to the fair value of certain financial instruments in accordance with ASC Topic 820, and impairment of indefinite lived intangible assets under ASC Topic 350.

Principles of Consolidation — The Consolidated Statement of Financial Condition includes the accounts of CRT Capital and its wholly-owned subsidiary, CRTCCL. All material intercompany balances and transactions with CRTCCL have been eliminated. CRT Capital consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it has a controlling financial interest.

Revenue Recognition

Principal Transactions

Securities owned and Securities sold, not yet purchased are recorded on trade date at fair value.

Interest and Dividends

Interest income earned is recognized on an accrual basis and dividend income earned on proprietary and market making positions is recorded on the ex-dividend date.

Securities Owned, at Fair Value and Securities Sold, not yet purchased, at Fair Value — Securities owned and securities sold, not yet purchased are recorded on trade date at fair value. Securities owned, at fair value and securities sold, not yet purchased, at fair value consist of proprietary securities held principally for trading as well as for facilitating customer transactions and are recorded on a trade date basis. These securities are stated at fair value in the Consolidated Statement of Financial Condition. Interest and dividends on these securities are recorded in Interest and dividends receivable which is included in Other assets or Interest and dividends payable which is included in Accounts payable, accrued expenses and other liabilities on the Consolidated Statement of Financial Condition. The Company does not apply hedge accounting. All financial instruments used economically to hedge Securities Owned and Securities Sold, not yet purchased, are recorded at fair value.

Derivative Financial Instruments — The Company's derivative positions are recorded at fair value on the Consolidated Statement of Financial Condition in Derivative financial instruments on a net counterparty basis when a legal right to offset exists that is enforceable under a master netting agreement and permitted under US GAAP. Acting in a trading capacity, the Company may enter into derivative transactions to facilitate customer flow and manage its own exposure to market and credit risks resulting from its trading activities.

Goodwill and Other Intangible Assets — The Company is required to assess goodwill for impairment by comparing the estimated fair value of the reporting unit (currently one) with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of impairment, if any.

Intangible assets with a definite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on a periodic basis when certain events or circumstances occur or exist.

Intangible assets with an indefinite life are not amortized. These assets are reviewed for impairment annually or more frequently when certain events or circumstances occur or exist.

Depreciation and Amortization — Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures are depreciated using the straight-line method over a useful life of five years. Leasehold improvements are amortized using the straight-line method over the term of the related lease or estimated useful life, whichever is shorter. Customer relationships are amortized on a straight-line basis over a useful life of fifteen to twenty years.

Income Taxes — The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. Accordingly, the Company is generally not subject to federal, state or foreign income taxes. Taxable income, losses and deductions flow through to its Parent. However, the Company is subject to various entity-level state and local income taxes. It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities. At December 31, 2015, there was no unrecognized tax benefit.

Discontinued Operations — Under the provisions of ASU No. 2014-08 Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360) and Reporting Discontinued Operations and Disclosures of Disposals of Components on an Entity, ("ASU 2014-08"), the Company classifies a business component that has been disposed of as a discontinued operation if the cash flow of the component has been eliminated from the Company's ongoing operations and the Company will no longer have any significant continuing involvement in the component.

As a result of the disposition of the Company's Securitized Products trading and sales operations in March 2015 and its U.S. Treasury Matchbook trading operations in December 2015, the Consolidated Statement of Financial Condition does not include any assets or liabilities of discontinued operations. See Note 16 for additional information regarding the Company's discontinued operations.

3. NEW ACCOUNTING STANDARDS

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements — Going Concern,* ASC Subtopic 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 outlines in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date the financial statements are issued (or at the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. However the Company is permitted to adopt this standard early. The Company does not anticipate the adoption of this update to have a material impact on the Company's Consolidated Statement of Financial Condition and notes thereto.

In April 2015, the FASB issued ASU No. 2015-05, *Intangibles — Goodwill and Other-Internal-Use Software,* ASC Subtopic 350-40, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, ("ASU 2015-05"). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The

guidance will not change US GAAP for a customer's accounting for service contracts. An entity can elect to adopt the amendments either (1) prospectively to all arrangements entered into or materially modified after the effective date or (2) retrospectively. For public business entities, which are applicable to the Company, the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company does not anticipate the adoption of ASU 2015-05 will have a material impact in the accounting of transactions within its scope nor does the Company anticipate material changes to disclosures in the Consolidated Statement of Financial Condition.

4. CASH

Cash consists of cash held at two large unaffiliated financial institutions. As of December 31, 2015, the Company's cash balance amounted to $26,470 and at times during the year may have exceeded Federal Deposit Insurance Corporation limits. As of December 31, 2015, restricted cash of $1,771 was used as collateral for letters of credit issued in support of two office lease commitments.

In accordance with SEC Rule 15c3-3, CRT Capital Group LLC as a fully computing broker-dealer that does not carry customer accounts, is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its customers, which as of December 31, 2015, amounted to $515.

5. RECEIVABLES AND PAYABLES

Receivable from and Payable to Customers

Receivable from and payable to customers arise from the execution and settlement of fixed income securities transactions, including fails to receive and deliver.

Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations consist primarily of balances on hand at clearing organizations, trades that are pending settlement, fails to deliver with broker and dealers, and participants fund requirements (which are required by the FICC). Payable to brokers, dealers and clearing organizations consist primarily of balances owed to the Company's clearing broker, amounts payable for securities transactions pending settlement and fails to receive with brokers and dealers. Subject to collateral maintenance requirements, the Company may borrow on an uncommitted basis against its proprietary inventory positions.

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2015, consist of:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 0	$ 1
Securities transactions pending settlement	0	1,064
Receivables from/payable to clearing organizations	12,353	0
Other	1,042	852
Total	$ 13,395	$ 1,917

6. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value in the Company's Consolidated Statement of Financial Condition include Securities Owned and Securities sold, not yet purchased, and Derivative financial instruments.

Other financial instruments include Receivables from and Payables to brokers, dealers and clearing organizations, Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed and Receivables from and Payables to customers. All financial instruments that are carried at contract amounts have either short-term maturities (one year or less), are re-priced frequently or bear market interest rates and, accordingly, are carried on the Consolidated Statement of Financial Condition at amounts approximating fair value.

The Company enters into various transactions involving derivatives, primarily options. These derivative financial instruments are used to facilitate customer transactions, hedge inventory positions or transactions and manage market risk, and are subject to varying degrees of market and credit risk.

The Company may enter into options to speculate on the price movements of the financial instruments underlying the option or for use as an economic hedge against certain positions held. Option contracts give the right, but not the obligation, to buy or sell within a limited time, a financial instrument, at a contracted price. Option contracts may be settled in cash, based on differentials between specified indices or prices. Counterparty risk is derived from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed to under the terms of the option contract. The maximum risk of loss from counterparty risk is the fair value of the option contract and the premiums paid by the Company to purchase its open option contracts. The unrealized gains and losses of these option contracts are recorded in Derivative financial instruments, at fair value in the Consolidated Statement of Financial Condition.

The unrealized gains/losses and related notional amounts (the contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts of risk) of all derivative financial instruments as of December 31, 2015 are as follows:

	Assets		Liabilities	
	Notional or Contract	Fair Value	Notional or Contract	Fair Value
Equity options	2,050	$ 2,010	1,539	$ 3,454
Total derivative financial instruments at fair value		$ 2,010		$ 3,454

Contracts above are presented gross in the Consolidated Statement of Financial Condition with no offset.

All derivative financial instruments have contractual maturities of less than one-year as of December 31, 2015. In accordance with relevant accounting standards there are no further rights of offset related to derivatives.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

In determining fair value, the Company maximizes use of observable inputs when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Transfers among the levels are recognized at the beginning of the year. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the observability of inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

The following is a summary of the Company's financial instruments that are accounted for at fair value on a recurring basis as of December 31, 2015, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value:				
Corporate and other debt securities	$ -	$ 3,727	$ 99	$ 3,826
Equity securities	14,501	186	260	14,947
Total	$ 14,501	$ 3,913	$ 359	$ 18,773
Liabilities				
Securities sold, not yet purchased, at fair value:				
Corporate and other debt securities	$ -	$ (28)	$ -	$ (28)
Equity securities	(5,431)	-	-	(5,431)
Total	$ (5,431)	$ (28)	$ -	$ (5,459)

	Level 1	Level 2	Level 3	Netting	Total
Assets					
Derivative financial instruments, at fair value:					
Equity options	$ 2,010	$ -	$ -	$ -	$ 2,010
Total	$ 2,010	$ -	$ -	$ -	$ 2,010
Liabilities					
Derivative financial instruments, at fair value:					
Equity options	$ (3,454)	$ -	$ -	$ -	$ (3,454)
Total	$ (3,454)	$ -	$ -	$ -	$ (3,454)

Determination of Fair Value

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring financial assets and liabilities that are accounted for at fair value on a recurring basis.

Corporate and Other Debt Securities

Corporate bonds are measured primarily using pricing service data from external providers and broker quotations, where available, prices observed for recently executed market transactions of comparable size. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for recovery rate assumptions. When pricing data is less observable, valuations are classified as Level 3 of the fair value hierarchy and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Equities Securities

Exchange traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized in Level 1 of the fair value hierarchy. Non-exchange traded equity securities (which include restricted stocks and delisted equities) are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level 1 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 of the fair value hierarchy.

Derivatives

Options: Exchange traded equity options are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized with Level 1 of the fair value hierarchy.

Futures contracts: Futures contracts are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

The Company monitors the leveling of financial instruments and derivatives within the fair value hierarchy based on the observability of inputs used to fair value the particular financial instrument or derivative. Based on the Company's monitoring process financial instruments and derivatives may transfer levels within the hierarchy. All transfers are recognized at the beginning of the period. During the year ended December 31, 2015 there were no significant transfers of financial instruments or derivatives between Level 1 and Level 2.

The following is a summary of changes in fair value of the Company's financial assets and liabilities that are measured at fair value on a recurring basis and classified within Level 3 of the fair value hierarchy for the year ended December 31, 2015:

	Beginning Balance at January 1, 2015	Unrealized Gains/ (Losses) Related to Securities Held at Year-End	Realized Gains/ (Losses)	Purchases, Issuances, Sales and Settlements (Net)	Transfers in (Out)	Ending Balance at December 31, 2015	Change in Unrealized Gains Relating to Securities Held at End of Year
Assets	$ 600	$ (150)	$ 769	(860)	$ -	$ 359	$ -

8. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements, net consists of the following as of December 31, 2015:

Furniture and fixtures	$ 3,555
Office equipment	10,340
Leasehold improvements	6,887
Total, at cost	20,782
Accumulated depreciation and amortization	(18,200)
Net	$ 2,582

9. RISK MANAGEMENT

The Company's trading portfolios are managed with a view towards the risk and profitability of the portfolios. The following discussion includes risk management and concentration risk policies and procedures.

Management believes effective risk management is vital to the success of the Company's business activities. The Company has policies and procedures in place to identify, assess, monitor and manage the risks involved in its daily activities. To this end, the Company's risk management philosophy ensures a level of risk-taking that protects the Company's capital base and franchise.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. The Company incurs market risk as a result of trading and client facilitation activities, where the substantial majority of the Company's Value-at-Risk ("VaR") is generated.

Sound market risk management is an integral part of the Company's culture. The various trading desks are responsible for ensuring that market risk exposures are well managed within agreed limits. Risk management ensures these risks are measured and closely monitored and are made transparent to senior management. Market Risk is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management.

To execute these responsibilities, Market Risk monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's risk systems and applications.

Credit Risk

As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including REIT's, brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described below.

Credit risk refers to the risk of loss arising when a counterparty does not meet its financial obligations. The Company incurs credit risk exposure to institutions and this risk may arise from a variety of business activities, including, but not limited to, entering into contracts under which counterparties have obligations to make payments to the Company, or posting margin and/or collateral to clearing houses, clearing agencies, banks and other financial counterparties. The Company incurs credit risk in fixed income traded securities whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and Credit Risk establishes Company-wide practices to evaluate, monitor and control credit risk exposure. The Company employs a credit limits framework as one of its tools used to evaluate and manage credit risk levels across the Company. Credit Risk is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management.

Credit and Market risk exposure is managed by professionals within the Risk Department and through various risk committees, whose membership includes senior management and individuals from the Risk Department.

Forward-Looking Operations

During 2015, the Company executed on several strategic and cost reduction initiatives to improve future profitability. First and foremost, the Company significantly de-risked its balance sheet by exiting certain capital intensive businesses that were subject to market risk as a result of holding securities inventory positions. The significant infrastructure costs related to these businesses have been eliminated going forward in 2016. In addition, numerous compensation arrangements for front office employees will either terminate in early 2016 or will be subject to a reduction in payout rates. These changes will result in converting fixed compensation costs into variable, allowing the Company to better align its compensation expense with revenue production. The Company also conducted a reduction in force for both front office and support functions to reflect the reduced resource needs of the retained business lines in January 2016. Lastly, management projects that non-compensation costs will be reduced to support the simplified organization going forward, and may pursue other opportunities to further streamline its business model.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

	Cost	Accumulated Amortization	Accumulated Impairment Losses	Net
Amortizable intangible assets:				
Customer relationships	$ 18,400	$ (4,049)		$ 14,351
Non-amortizable intangible assets:				
Trade name	700		$ (700)	
Licenses	1,430		(1,200)	230
Goodwill	3,652		(1,582)	2,070
Total	$ 24,182	$ (4,049)	$ (3,482)	$ 16,651

The Company amortizes customer relationship intangible assets over the estimated useful life of fifteen to twenty years, which is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Trade names and licenses are indefinite-lived assets and are not amortized. Goodwill is also an indefinite lived asset and is not amortized.

If the estimated fair value of a reporting unit exceeds its carrying amount of the reporting unit, goodwill is not considered impaired. If the estimated fair value of an indefinite intangible lived asset exceeds its carrying amount, the indefinite intangible lived asset is not considered impaired. Customer relationships are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Trade name, license and goodwill are reviewed for impairment at least on an annual basis. The Company completed its annual review of goodwill and indefinite-lived intangible assets as of December 31, 2015 and based on forecasted discounted cash flow analyses, determined that certain trade names, licenses and goodwill were impaired which totaled $3,482. As of December 31, 2015, there were no events or changes in circumstances that indicated the carrying amount of customer intangible assets may not be recoverable. Due to the uncertainty in management's estimates of future cash flows there is a reasonable possibility that those estimates could change in the near term and that the effect of the change may be material to the Consolidated Statement of Financial Condition.

11. COMPENSATION PLANS

Employee Benefit Plan

The Company maintains a 401(k) plan with a profit sharing feature (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $53 for the year ending December 31, 2015.

Employee Equity Incentive Plan

The Parent has adopted the "Class C Unit Key Employee Equity Incentive Plan" (the "Incentive Plan") which provides for the award of Class C Units of the Parent to certain key employees of the Company. Class C Units awarded to participants in the Incentive Plan (each "Participant") are subject to time-based and performance-based vesting requirements: 50% of each award is subject to time-based requirements and 50% is subject to performance-based vesting. The portion of each Participant's award that is subject to time-based vesting will vest 25% on each of the first, second, third and fourth anniversaries of the award's grant date, provided that the Participant has been continuously employed by the Company from the grant date to the date of vesting of such Class C Units. The portion of each Participant's award that is subject to performance-based vesting will vest 25% at the end of each year from 2012 through 2015 based on the degree to which the Company achieves its cumulative pre-tax income targets for those years (as established annually by the Board), provided that such Participant has been continuously employed by the Company or its affiliates from the grant date to the date of vesting of such Class C Units. The holders of vested Class C Units will participate in any distribution by the Parent of proceeds from a Liquidity Event (as such term is defined in the Parent's operating agreement), after the return of capital contributions made by the Parent's equity holders. Both vested and unvested Class C units held by a Participant are subject to forfeiture and/or redemption upon the termination of such Participant's employment with the Company. As of December 31, 2015, a Liquidity Event did not occur. As a result, the amount of compensation accrued associated with the Class C Unit awards could not be measured and, accordingly, no compensation was recorded.

As of December 31, 2015, 155,244 Class C Units were issued and outstanding out of a total of 414,706 authorized Class C Units, leaving 259,462 Class C Units available for grant. Of the 155,244 outstanding Class C Units, 114,261 were vested as of December 31, 2014 (based on time-based vesting). Additionally, as of December 31, 2015, 257,872 of the Class C Units granted to Participants had been forfeited. Any Class C Units that are forfeited or redeemed by the Company will be available to be reissued.

12. MEMBER'S CAPITAL

Contributions of capital are recognized when received. Cash distributions of capital are recognized when paid. During 2015, the Company did not receive any contributions from the Parent and made $53,165 in distributions to the Parent.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company maintains office space in California, Connecticut, Georgia, Illinois, Louisiana, Massachusetts, New York, Pennsylvania, Tennessee, Texas and Virginia. As of December 31, 2015, the minimum total rental commitments, net of sublease income, under non-cancelable leases are as follows:

Years Ending December 31	Rent Expense	Sublease Income	Net
2016	$ 6,487	$ (1,309)	$ 5,178
2017	6,494	(1,304)	5,190
2018	5,903	(1,083)	4,820
2019	2,415	-	2,415
Later years	2,491	-	2,491
Total	$ 23,790	$ (3,696)	$ 20,094

Additionally, the Company has entered into agreements with several external service providers relating primarily to market data services. The future minimum commitments associated with these agreements approximate $3,400 for 2016.

Litigation

In the ordinary course of business, the Company has been named as a defendant in, or as party to, various legal actions and proceedings. The Company is also subject to governmental and regulatory examinations, information gathering requests (both formal and informal) and orders seeking documents and other information in connection with various aspects of its regulated activities. The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter. The Company recognizes a liability for a contingency in Accounts payable, accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, an accrual for the most likely amount of such loss is made, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management.

On July 24, 2014, the Company received notification from the Financial Industry Regulatory Authority ("FINRA") that it had been named as a respondent in a FINRA arbitration commenced by the Luxembourg liquidator for the Estate of SLS Capital S.A., a Luxembourg Société Anonyme ("SLS") The FINRA arbitration was subsequently amended to include as respondents two members of the Company's former investment banking operations.

The circumstances underlying the FINRA arbitration relate to a securitized bond offering by SLS. The Company, through its former investment banking operations, served as an advisor to SLS in connection with the bond program from 2004 through August 2007, when it terminated its advisory relationship and transitioned its duties to another financial services firm. In late 2009, it was discovered that the individual who controlled SLS had absconded with the assets securing the bonds. Investigations by UK

authorities later confirmed that the misappropriation of assets occurred in 2008, after the Company's departure. SLS is seeking monetary damages in the FINRA arbitration of not less than $100 million, as well as disgorgement of certain fees earned by the Company, indemnity, punitive damages and costs. The Company has an insurance policy that covers losses arising from the SLS matter, including future legal expenses, subject to policy limits.

The Company believes the claims asserted in the FINRA arbitration are without merit and intends to vigorously defend against those claims.

Although it is not possible to predict the ultimate outcome of these matters, management does not believe that the outcome of known claims against the Company will have a material adverse effect on the Company's Consolidated Statement of Financial Condition.

Indemnification of Clearing Broker

The Company has agreed to indemnify a clearing broker for losses that it may sustain from customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make as a result of this indemnification obligation cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liabilities in the Consolidated Statement of Financial Condition related to its indemnification obligation.

Clearing Corporation Guarantee

The Company is a member of a clearing organization that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. The Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under this agreement is remote. The Company retired its membership with the clearing organization in January 2016.

14. RELATED PARTY TRANSACTIONS

CRT Special Investments LLC ("CSI"), a Delaware limited liability company is an affiliate of the Company and direct wholly-owned subsidiary of the Parent. CSI is in the business of arranging and facilitating the purchase and sale of trade claims. The Company provides advisory and support services under a service level agreement and a related receivable of $5,499 from CSI is included in Receivable from Parent and affiliates in the Consolidated Statement of Financial Condition. In February 2016, $6,325 of trade claims was sold to a third party. The proceeds from the sale were used to settle intercompany obligations with the Company and the Parent.

The Parent provides financing to CSI in connection with its purchase of trade claims. The Parent, in turn, may require financing from the Company in the ordinary course of business, for which it is reimbursed. As of December 31, 2015, the Company had advanced $353 to the Parent, which is included in Receivable from Parent and affiliates in the Consolidated Statement of Financial Condition.

CRT Capital (UK) Limited ("CRTUK") is an affiliate of the Company and direct wholly-owned subsidiary of the Parent. CRTUK is a broking facility in London concentrating primarily on Fixed Income Credit and Equities products. The Company receives advisory and support services under a service level agreement and a related payable of $1,765 due to CRTUK included in Accounts payable, accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

Included in Other Assets on the Consolidated Statement of Financial Condition are $3,966 in forgivable loans to certain employees of the Company and an affiliate. These loans have maturities ranging from two to nine years and interest rates ranging from short-term applicable rates posted by the Internal Revenue Service to prime rates quoted by a regional U.S. bank.

15. NET CAPITAL

As a broker-dealer registered with the SEC, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $1,000. At December 31, 2015, the Company's net capital calculated in accordance with Rule 15c3-1 was $20,385, which was $19,385 in excess of the required net capital of $1,000. The Company's percentage of net capital to aggregate debit items was a not applicable % ($0 aggregate debit items as of December 31, 2015).

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

16. DISCONTINUED OPERATIONS

As part of the Company's strategic move to a more riskless business model with a focus and emphasis on institutional sales, trading, and research platforms across its Equities, Fixed Income Credit, and Investment Banking platforms, the Company exited its Securitized Products sales and trading, and U.S. Treasury Matchbook operations during 2015.The disposals of these business platforms represented a strategic shift as defined in ASU 2014-8 (205-20-45-1C).

As of December 31, 2015, the Company had no further direct cash flows and no significant continuing involvement in the discontinued operations.

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the Consolidated Statement of Financial Condition was issued. There were no subsequent events.

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